ADVANCING TO PRODUCTION	TSX: POM, AMEX: PLM 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2007-23

POLYMET REPORTS A 51%INTERIM INCREASE IN RESERVES AT NORTHMET

Vancouver, British Columbia, September 26, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that proven and probable mineable reserves at its 100%-owned NorthMet project have increased, on an interim basis, by 51% to 275 million short tons from the 182 million short tons reported in the September 2006 Definitive Feasibility Study (DFS.) NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Since publication of the DFS, the mine planning has been undergoing a continual process of enhancement which is still underway. This interim reserve update is part of the process, which includes incorporation of additional drilling information and fine-tuning the construction engineering and scheduling.

The interim reserves are constrained to mineable blocks associated with material contained in the measured, indicated, and inferred resource blocks in the DFS for which detailed mining cost estimates, infrastructure planning, and waste rock stockpile locations were prepared as part of a larger study supporting the DFS. It should be noted that the inferred resources were not included in the DFS or in this interim reserve update.

The interim mine plan has yet to be expanded to consider all of the 638 million tons of measured and indicated resources contained in the revised mineral resource estimate published on August 9, 2007, with a Technical Report under National Instrument 43-101 filed on SEDAR (www.sedar.com). The interim mine plan does not include the results of the completed summer drilling program for which assays are currently outstanding and which could enhance some of the 252 million tons classified as inferred mineral resource into the measured and indicated mineral resource categories and expand the total resource base as well as potentially adding to reserves.

Both the August 2007 mineral resource update and this interim reserve update are based on the same economic assumptions as the DFS – namely a copper price of US$1.25/lb and a nickel price of US$5.60/lb – see notes below.

In conjunction with this interim increase in reserves, the strip (waste:ore) ratio for the revised mine plan has declined to 1.46:1 from 1.66:1.

Important Notes and Assumptions Throughout. Also see notes at the end of this News Release

1.	The terms Mineral Resources and Reserves as used herein conform to the definitions contained in National Instrument 43-101.
2.

Mineral Resources and Reserves have been calculated using the following metal prices: Copper - $1.25/lb, Nickel - $5.60 per pound, Cobalt - $15.25/lb, Palladium - $210 per ounce, Platinum - $800 per ounce and Gold - $400 per ounce.

By early 2008, PolyMet anticipates completing a full update of both mineral resources and reserves. This will be based on more current metal price assumptions, capital costs, current operating cost estimates reflecting the planned use of 240 ton trucks compared with 100 ton trucks contemplated in the DFS, all of the drilling completed to date, detailed mining cost estimates for tons of material not included in the DFS and other operating parameters.

This review will also incorporate the results of a review of the marketability of copper-nickel concentrates during the construction and commissioning of the hydrometallurgical plant.

Interim Update Reserves compared with DFS

		Metric
	Short Tons	Tonnes	Copper	Nickel	Cobalt	Precious	Metals
	(million)	(million)	(%)	(%)	(%)	(oz/st)	(g/mt)
Updated Reserve Estimate
Proved	118.1	107.2	0.30	0.09	0.008	0.011	0.368
Probable	156.5	142.0	0.27	0.08	0.008	0.010	0.327
Proven and Probable	274.7	249.2	0.28	0.08	0.008	0.010	0.337
Waste	401.2	363.9
Strip ratio	1.46	1.46
DFS
Proved	80.4	72.9	0.32	0.09	0.008	0.012	0.406
Probable	101.3	91.9	0.30	0.08	0.007	0.011	0.385
Proven and Probable	181.7	164.8	0.31	0.08	0.008	0.012	0.395
Waste	302.3	274.3
Strip ratio	1.66	1.66

The reserve estimate update was completed by a team from the Toronto office of Wardrop Engineering working closely with PolyMet's team of Don Hunter and Richard Patelke. Gordon Zurowski of Wardrop and Don Hunter of PolyMet are the Qualified Persons for this report and this press release.

William Murray, President and CEO of PolyMet, stated, “This interim reserve report follows our updated mineral resource estimate, and is part of our overall efforts to optimize the NorthMet project from economic, technical and environmental perspectives.”

He continued, “By early 2008 we expect to complete our full update of mineral resources and reserves, as well as updating the capital budget in terms of both costs and timelines recognizing potential sales of concentrate during completion and commissioning of the hydrometallurgical plant.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “William Murray”
        _______________________
        William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com
Media Contact:	Investor Contact:
LaTisha Gietzen	Alex Macdougall
+1 (218) 225-4417	+1 (519) 887-6625
lgietzen@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated resource”, “mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the Securities & Exchange Commission does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet's most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.